Exhibit 12.01

RATIO OF EARNINGS TO FIXED CHARGES

Praxair, Inc. and Subsidiaries

	Nine Months Ended September 30, 2011	Year Ended December 31,
(Dollar amounts in millions, except ratios)		2010	2009	2008	2007	2006
Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$1,743	$1,964	$1,442	$1,685	$1,613	$1,364
Capitalized interest	(43)	(62)	(55)	(44)	(35)	(21)
Depreciation of capitalized interest	18	18	17	17	15	14
Dividends from less than 50%-owned companies carried at equity	4	9	11	24	8	9

Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$1,722	$1,929	$1,415	$1,682	$1,601	$1,366

Fixed charges
Interest on long-term and short-term debt	$107	$118	$133	$198	$173	$155
Capitalized interest	43	62	55	44	35	21
Rental expenses representative of an interest factor	29	37	37	37	34	32

Total fixed charges	$179	$217	$225	$279	$242	$208

Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees plus total fixed charges	$1,901	$2,146	$1,640	$1,961	$1,843	$1,574

RATIO OF EARNINGS TO FIXED CHARGES	10.6	9.9	7.3	7.0	7.6	7.6

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